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Exhibit 5.1

Karen E. Deschaine
+1 858 550 6088
kdeschaine@cooley.com

January 30, 2020

ArTara Therapeutics, Inc.
1 Little West 12th Street
New York, NY 10014

Ladies and Gentlemen:

        We have acted as counsel to ArTara Therapeutics, Inc., a Delaware corporation (the "Company"), in connection with the filing by the Company of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission, covering the registration for resale by certain selling stockholders of (i) 1,896,888 shares (the "Common Shares") of Common Stock, $0.001 par value, of the Company ("Common Stock"), and (ii) 3,879,356 shares (the "Conversion Shares") of Common Stock issuable upon the conversion of shares (the "Preferred Shares") of Series 1 Convertible Non-Voting Preferred Stock. The Common Shares and Preferred Shares were issued by the Company pursuant to that certain Subscription Agreement, dated September 23, 2019, as amended on November 19, 2019, by and among the Company and the purchasers named therein (the "Purchase Agreement").

        In connection with this opinion, we have examined and relied upon the Registration Statement, the Prospectus included in the Registration Statement, the Company's Sixth Amended and Restated Certificate of Incorporation, as amended, the Company's Second Amended and Restated Bylaws, the Purchase Agreement, the Certificate of Designation for the Series 1 Convertible Non-Voting Preferred Stock and originals or copies certified to our satisfaction of such records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all documents submitted to us as originals; the conformity to originals of all documents submitted to us as copies thereof; the accuracy, completeness and authenticity of certificates of public officials; and the due authorization, execution and delivery of all documents by all persons other than by the Company where due authorization, execution and delivery are a prerequisite to the effectiveness thereof. As to certain factual matters, we have relied upon a certificate of an officer of the Company and have not independently verified such matters.

        Our opinion is expressed only with respect to the General Corporation Law of the State of Delaware. We express no opinion to the extent that any other laws are applicable to the subject matter hereof and express no opinion and provide no assurance as to compliance with any federal or state securities law, rule or regulation.

        With regard to our opinion regarding the Conversion Shares, we express no opinion to the extent that, notwithstanding its current reservation of shares of Common Stock, future issuances of securities, including the Conversion Shares, and/or antidilution adjustments to outstanding securities, including the Preferred Shares, cause the Preferred Shares to be convertible into more shares of Common Stock than the number that then remain authorized but unissued.

        On the basis of the foregoing, and in reliance thereon, we are of the opinion that (i) the Common Shares have been validly issued and are fully paid and nonassessable and (ii) the Conversion Shares, when issued upon conversion of the Preferred Shares in accordance with the terms of the Preferred Shares, will be validly issued, fully paid and nonassessable.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121
t: (858) 550-6000 f: (858) 550-6420 cooley.com

        We consent to the reference to our firm under the caption "Legal Matters" in the Prospectus and to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

Cooley LLP

By:	/s/ KAREN E. DESCHAINE Karen E. Deschaine

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121
t: (858) 550-6000 f: (858) 550-6420 cooley.com

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  Exhibit 5.1